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                                                                   Exhibit 99.42

                      CHANGE IN CONTROL SEVERANCE AGREEMENT

                  THIS AGREEMENT is entered into as of the 8th day of December, 1999 by and between Infratest Burke Aktiengesellschaft Holding ("Infratest Burke"), a wholly-owned subsidiary of the NFO Worldwide, Inc., a Delaware corporation (the "Company") and Dr. Hartmut Kiock ("Executive").

                               W I T N E S S E T H

                  WHEREAS, the Company considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company, and its stockholders;

                  WHEREAS, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may arise and that such possibility may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders;

                  WHEREAS, Infratest Burke and Executive are party to a Contract of Employment effective November 20, 1998 (the "Employment Agreement");

                  WHEREAS, the Board (as defined in Section 1) has determined that it is in the best interests of the Company and its stockholders to provide incentives to the Executive in addition to those in the Employment Agreement in order to ensure Executive's continued and undivided dedication to his duties in the event of any threat or occurrence of a Change in Control (as defined in Section 1) of the Company; and

                  WHEREAS, the Board has authorized the Company to enter into this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, Infratest Burke and the Executive hereby agree as follows:

                  1. DEFINITIONS. As used in this Agreement, the following terms shall have the respective meanings set forth below:

                           (a) "Annual Bonus" shall mean the Executive's annual
bonus as provided for in Section 5 of the Employment Agreement.


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                           (b) "Board" means the Board of Directors of the
Company.

                           (c) "Bonus Amount" means the highest Annual Bonus
earned by Executive from the Company (or its affiliates) and Infratest Burke during the last five (5) completed fiscal years of the Company immediately preceding Executive's Date of Termination (annualized in the event Executive was not employed by the Company (or its affiliates) or Infratest Burke for the whole of any such fiscal year). If the occasion arises, the determination of the highest Bonus Amount of the last five fiscal years includes the bonus payments of Infratest Burke or its legal predecessors.

                           (d) "Cause" shall mean (i) the commission of a felony
or a crime involving moral turpitude or the commission of any other act involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries, (ii) conduct tending to bring the Company or any of its subsidiaries, including, but not limited to, Infratest Burke, into substantial public disgrace or disrepute, (iii) substantial and repeated failure to perform duties as reasonably and lawfully directed by the Board or the Supervisory
Board of Infratest Burke, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsidiaries, including, but not limited to, Infratest Burke, or (v) any other material breach of this Agreement which is not cured within 15 days after written notice thereof to the Executive.

                           (e) "Change in Control" shall mean the following and
shall be deemed to have occurred if any of the following events shall have occurred: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a person shall be deemed to be the "beneficial owner" of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty-day period referred to in such Rule), directly or indirectly, of securities representing 30% or more of the combined voting power of the Company's then outstanding voting securities; or (ii) at any time during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Company directors then still in office who either were the Company directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur merely by reason of an acquisition of Company securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities, was a "subsidiary", as such term is defined below. For these purposes, the term "subsidiary" means (i) any corporation of which 95% of the capital stock of such corporation is owned, directly or indirectly, by the Company and (ii) any unincorporated entity in respect of which the Company has, directly or indirectly, an equivalent degree of ownership.


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                           (f) "Date of Termination" means (1) the effective
date on which Executive's employment by the Company and/or Infratest Burke terminates as specified in a prior written notice by the Company or Executive, as the case may be, to the other, delivered pursuant to Section 9 or (2) if Executive's employment by the Company and Infratest Burke terminates by reason of death, the date of death of Executive.

                           (g) "Disability" shall mean the Executive's inability
to work as determined pursuant to Section 2 of the Employment Agreement.

                           (h) "Fringe Benefits" shall mean the fringe benefits
provided to the Executive pursuant to Section 7 of the Employment Agreement.

                           (i) "Good Reason" shall mean the following and shall
be deemed to have occurred if any of the following events shall have occurred:
(i) the Executive is removed from any of the positions he holds as of the date hereof, or is assigned duties and responsibilities that are inconsistent with the scope of duties and responsibilities associated with such positions; (ii) Infratest Burke fails to pay the Executive any amounts otherwise due hereunder;
(iii) the Executive's Base Salary is reduced or his Fringe Benefits are reduced;
(iv) the Executive's principal office is relocated outside of Munich, Germany without his consent; or (v) the failure of the Company to obtain the assumption (and, if applicable, guarantee) agreement from any successor (and Parent, if applicable) as contemplated in Section 8(b).

                           (j) "Qualifying Termination" means a termination of
Executive's employment (i) by the Company or Infratest Burke other than for Cause, (ii) by Executive for Good Reason, or (iii) on account of death or Disability.

                           (k) "Subsidiary" means any corporation or other
entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% of the assets upon liquidation or dissolution.

                           (l) "Termination Period" means the period of time
beginning with a Change in Control and ending 30 months following such Change in Control. Notwithstanding anything in this Agreement to the contrary, if (i) Executive's employment is terminated prior to a Change in Control for reasons that would have constituted a Qualifying Termination if they had occurred following a Change in Control; (ii) Executive reasonably demonstrates that such termination (or Good Reason event) was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control; and (iii) a Change in Control involving such third party (or a party competing with such third party to effectuate a Change in Control) does occur, then for purposes of this Agreement, the date immediately prior to the date of such termination of employment or event constituting Good


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Reason shall be treated as a Change in Control. For purposes of determining the timing of payments and benefits to Executive under Section 4, the date of the actual Change in Control shall of treated as Executive's Date of Termination under Section l(f).

                  2. OBLIGATION OF EXECUTIVE. In the event of a tender or exchange offer, proxy contest, or the execution of any agreement which, if consummated, would constitute a Change in Control, Executive agrees not to voluntarily leave the employ of the Company or Infratest Burke, other than as a result of Disability, or an event which would constitute Good Reason if a Change in Control had occurred, until the Change in Control occurs or, if earlier, such tender or exchange offer, proxy contest, or agreement is terminated or abandoned.

                  3. TERM OF AGREEMENT. This Agreement shall be effective on the date hereof and shall continue in effect until Infratest Burke shall have given three (3) years' written notice of cancellation; PROVIDED, THAT, notwithstanding the delivery of any such notice, this Agreement shall continue in effect for a period of 30 months after a Change in Control, if such Change in Control shall have occurred during the term of this Agreement. Notwithstanding anything in this Section to the contrary, this Agreement shall terminate if Executive or Infratest Burke terminates Executive's employment prior to a Change in Control except as provided in Section l(l).

                  4. PAYMENTS UPON QUALIFYING TERMINATION. If during the Termination Period the employment of Executive shall terminate pursuant to a Qualifying Termination, Infratest Burke shall, subject to the last paragraph of this Section:

                           (a) within ten (10) days following the Date of
Termination provide to Executive a lump-sum cash amount equal to the sum of (A) Executive's Base Salary through the Date of Termination and any bonus amounts which have become payable, to the extent not theretofore paid or deferred, (B) a pro rata portion of Executive's Annual Bonus for the fiscal year in which Executive's Date of Termination occurs in an amount at least equal to (1) Executive's Bonus Amount, multiplied by (2) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is three hundred sixty-five (365), and (C) any compensation previously deferred by Executive other than pursuant to a tax-qualified plan (together with any interest and earnings thereon) which shall be fully vested as of the date of the Change of Control and any accrued vacation pay, in each case to the extent not theretofore paid;

                           (b) within ten (10) days following the Date of
Termination provide to Executive a lump-sum cash amount equal to (i) 2.25 times Executive's highest annual rate of base salary during the 12-month period immediately prior to Executive's Date of Termination, plus (ii) 2.25 times Executive's Bonus Amount;


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                           (c) continue to provide, for a period of two (2)
years following Executive's Date of Termination, Executive (and Executive's dependents, if applicable) with the same level of Fringe Benefits upon substantially the same terms and conditions (including contributions required by Executive for such benefits) as existed immediately prior to Executive's Date of Termination (or, if more favorable to Executive, as such benefits and terms and conditions existed immediately prior to the Change in Control); PROVIDED, THAT, if Executive cannot continue to participate in the plans providing such benefits, Infratest Burke shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event Executive becomes reemployed with another employer and becomes eligible to receive welfare benefits from such employer, the welfare benefits described herein shall be secondary to such benefits during the period of Executive's eligibility, but only to the extent that Infratest Burke reimburses Executive for any increased cost and provides any additional benefits necessary to give Executive the benefits provided hereunder; and

                           (d) cause the Company to accelerate the vesting and
exercisability of all options held by Executive and granted under the NFO Research, Inc. Stock Option Plan (the "Option Plan") or any other stock option plan or agreement of the Company or its affiliates. In addition, all options shall remain exercisable for two years following such termination, except to the extent the Committee (as defined in the Option Plan) permits exercise after such date.

                  Notwithstanding anything to the contrary set forth herein, this agreement shall in no way affect Executive's right to receive certain benefits after giving three months notice following a Change in Control pursuant to Section 2.2(b) of the Employment Agreement. To the extent the Executive is entitled to, or has received benefits under, Section 2 of the Employment Agreement from Infratest Burke following a Change in Control, the amounts provided for hereunder shall be offset by any such amounts received under the Employment Agreement as a result of the Executive's termination of employment in order to prevent any duplication of benefits.

                  5. WITHHOLDING TAXES. Infratest Burke may withhold from all payments due to Executive (or his beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law, Infratest Burke is required to withhold therefrom.

                  6. REIMBURSEMENT OF EXPENSES. If any contest or dispute shall arise under this Agreement involving termination of Executive's employment with Infratest Burke or involving the failure or refusal of Infratest Burke to perform fully in accordance with the terms hereof, Infratest Burke shall reimburse Executive, on a current basis, for all reasonable legal fees and expenses, if any, incurred by Executive in connection with such contest or dispute (regardless of the result thereof), together with interest in an amount equal to the prime rate from time to time in effect, but in no event higher than the maximum legal rate permissible under applicable law, such interest to accrue from the date Infratest Burke receives Executive's statement for such fees and expenses through the date of payment thereof,


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regardless of whether or not Executive's claim is upheld by an arbitration panel; PROVIDED, HOWEVER, Executive shall be required to repay any such amounts to Infratest Burke to the extent that an arbitration panel issues a final and non-appealable order setting forth the determination that the position taken by Executive was frivolous or advanced by Executive in bad faith.

                  7. SCOPE OF AGREEMENT. Nothing in this Agreement shall be deemed to entitle Executive to continued employment with the Company or its Subsidiaries, and if Executive's employment with the Company or its Subsidiaries shall terminate prior to a Change in Control, Executive shall have no further rights under this Agreement (except as otherwise provided hereunder); PROVIDED, HOWEVER, that any termination of Executive's employment during the Termination Period shall be subject to all of the provisions of this Agreement.

                  8. SUCCESSORS; BINDING AGREEMENT.

                           (a) This Agreement shall not be terminated by any
business combination. In the event of any business combination, the provisions of this Agreement shall be binding upon the surviving corporation thereof, and such surviving corporation shall be treated as Infratest Burke hereunder.

                           (b) Infratest Burke agrees that in connection with
any business combination, it will cause any successor entity to Infratest Burke unconditionally to assume (and for any parent corporation in such business combination to guarantee), by written instrument delivered to Executive (or his beneficiary or estate), all of the obligations of Infratest Burke hereunder. Failure of Infratest Burke to obtain such assumption and guarantee prior to the effectiveness of any such business combination that constitutes a Change in Control, shall be a breach of this Agreement and shall constitute Good Reason hereunder and shall entitle Executive to compensation and other benefits from Infratest Burke in the same amount and on the same terms as Executive would be entitled hereunder if Executive's employment were terminated following a Change in Control other than by reason of a Qualifying Termination. For purposes of implementing the foregoing, the date on which any such business combination becomes effective shall be deemed the date Good Reason occurs, and shall be the Date of Termination if requested by Executive.

                           (c) This Agreement shall inure to the benefit of and
be enforceable by Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive shall die while any amounts would be payable to Executive hereunder had Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by Executive to receive such amounts or, if no person is so appointed, to Executive's estate.


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                  9. NOTICE. (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, addressed as follows:

                  If to the Executive:
                  Hartmut Kiock
                  Nikolaiplatz 1A
                  D-80802 Munich
                  Germany

                  If to Infratest Burke:
                  Landsberger Strasse 338
                  D-80687 Munich
                  Germany

                  with a copy to:
                  NFO Worldwide, Inc.
                  2 Pickwick Plaza
                  Greenwich, CT  06830

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

                           (b) A written notice of Executive's Date of
Termination by Infratest Burke or Executive, as the case may be, to the other, shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) specify the termination date (which date shall be not less than fifteen (15) (thirty (30), if termination is by Infratest Burke for Disability) nor more than sixty (60) days after the giving of such notice). The failure by Executive or Infratest Burke to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or Infratest Burke hereunder or preclude Executive or Infratest Burke from asserting such fact or circumstance in enforcing Executive's or Infratest Burke's rights hereunder.

                  10. FULL SETTLEMENT; RESOLUTION OF DISPUTES. Other than as described in the last subparagraph of Section 4, Infratest Burke's obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder in the event of a Qualifying Termination during the Termination Period shall be in lieu and in full settlement of all other severance payments to Executive under any other severance or employment agreement between Executive and Infratest Burke, and any severance plan of Infratest Burke, including, but not limited to, the Employment Agreement; PROVIDED, HOWEVER,


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that the provisions of the Employment Agreement shall remain in effect to the extent otherwise applicable pursuant to its terms for all other purposes, including with respect to any termination that is not a Qualifying Termination and any termination that would have constituted a Qualifying Termination but is not covered by this Agreement because it does not occur during the Termination Period. Infratest Burke's obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which Infratest Burke may have against Executive or others. In no event shall Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, except as provided in Section 4(c), such amounts shall not be reduced whether or not Executive obtains other employment. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Germany by three arbitrators. Judgment may be entered on the arbitrators' award in any court having jurisdiction. Infratest Burke shall bear all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section.

                  11. EMPLOYMENT WITH SUBSIDIARIES. Employment with Infratest Burke for purposes of this Agreement shall include employment with any Subsidiary or parent.

                  12. SURVIVAL. The respective obligations and benefits afforded to Infratest Burke and the Executive as provided in Sections 4 (to the extent that payments or benefits are owed as a result of a termination of employment that occurs during the term of this Agreement), 5 (to the extent that Payments are made to Executive as a result of a Change in Control that occurs during the term of this Agreement), 6, 7, 9(c) and 11 shall survive the termination of this Agreement.

                  13. GOVERNING LAW; VALIDITY. THE INTERPRETATION, CONSTRUCTION AND PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF GERMANY WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT, WHICH OTHER PROVISIONS SHALL REMAIN IN FULL FORCE AND EFFECT.

                  14. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

                  15. MISCELLANEOUS. No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by Executive and by a duly authorized officer of Infratest Burke. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or


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dissimilar provisions or conditions at the same or at any prior or subsequent time. Failure by Executive or Infratest Burke to insist upon strict compliance with any provision of this Agreement or to assert any right Executive or Infratest Burke may have hereunder, including, without limitation, the right of Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. Except as otherwise specifically provided herein, the rights of, and benefits payable to, Executive, his estate or his beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, Executive, his estate or his beneficiaries under any other employee benefit plan or compensation program of Infratest Burke.

         IN WITNESS WHEREOF, Infratest Burke has caused this Agreement to be executed by a duly authorized officer of Infratest Burke and Executive has executed this Agreement as of the day and year first above written.

                                  INFRATEST BURKE
                                  AKTIENGESELLSCHAFT HOLDING

                                  By:    _________________________________
                                  Title:   _________________________________

                                                    /s/ HARMUT KIOCK
                                          _________________________________
                                                   Hartmut Kiock


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